FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

WEALTH MINERALS LTD. (the “Issuer”)

Suite 1901, 1177 West Hastings Street

Vancouver, B.C.

V6E 2K3

Item 2.	Date of Material Change

July 31, 2007

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is July 31 2007.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via CCN Matthews, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer provides results from additional sampling at its 100% owned Bororo Nuevo uranium property in southern Argentina.  The Issuer has also negotiated options to acquire an interest in additional cateos in the provinces of Chubut, Salta and Jujuy Provinces, Argentina.

Item 5.	Full Description of Material Change

The Issuer has received the results from additional sampling at its 100% owned Bororo Nuevo uranium property in southern Argentina.

Final results from 529 samples collected to date have been received and the sample values average 2.48 lbs/ton U3O8 (0.105% uranium).  A new discovery, the Zeta zone, brings the total to 6 large areas of significant uranium mineralization located within a broader area measuring approximately 7 by 5 kilometres.  Less than 10% of the approximately 355 square kilometre Bororo Nuevo property has been explored to date, indicating excellent potential for further new discoveries at this property.

Following the initial discovery at Bororo Nuevo (see news release NR07-06), the Issuer’s field crews returned to the area to test the continuity of grade within mineralized horizons.  Highlights from this surface chip sampling include 7.33 lbs/ton U3O8 (0.311% uranium) over 10 metres at the Gamma zone and 4.01 lbs/ton U3O8 (0.170% uranium) over 12.5 metres at the Delta zone.  A summary of results by zone is presented below:

Table 1:  Average grades to date at Bororo Nuevo Property

Zone	Number of Samples	Average Grade			Area (metres)	Highlights
		lbs/ton U3O8	% U3O8	ppm U
Alpha	81	0.66	0.033	281	1200 by 600	values up to 12.2 lbs/ton U3O8 (0.517% U)
Beta	62	1.52	0.076	644	1600 by 1400	values up to 11.4 lbs/ton U3O8 (0.485% U)
Gamma	140	2.84	0.142	1204	2800 by 550	10 m @ 7.33 lbs/ton U3O8e (0.311% U )
						5 m @ 4.41 lbs/ton U3O8 (0.187% U )
Delta	167	4.66	0.233	1975	1800 by 550	12.5 m @ 4.01 lbs/ton U3O8 (0.170% U )
						4 m @ 2.78 lbs/ton U3O8 (0.118% U )
Epsilon	24	4.69	0.235	1991	2650 by 1050	Samples >10,000 ppm uranium**
Zeta	11	6.24	0.312	2648	800 m corridor	values up to 19.1 lbs/ton U3O8 (0.807% U)
Property Total	529*	2.48	0.124	1050
*44 samples collected from outside currently defined zones ** above laboratory thresholds for sample processing

The Bororo Nuevo Property

The newly discovered Bororo Nuevo property forms part of the Issuer’s extensive land-holdings targeting high-grade uranium mineralization in the productive San Jorge Basin, southern Argentina.  There has been no systematic exploration on the property and mineralization remains open in all directions, most specifically to the north and south and at depth.  The property lies within the same productive basin that hosts the Cerro Solo uranium deposit (reported to contain a resource of 10.3 million pounds of U3O8 at an average grade of 0.3% uranium and a potential 0.3% molybdenum credit).

Mineralization has now been identified in eight separate mineralized outcrop clusters, whose host unit thicknesses range from 0.4 to 2.5 meters thick, within a uranium fairway currently measuring approximately 7 kilometres long by up to 5 kilometres wide.

A detailed HiRAM (High-resolution Radiometrics and Magnetics) survey is planned for the Argentine spring and will be followed up with on-going aggressive exploration designed to take the property to drill testing as soon as possible.

Option Agreements – Additional Argentinean Uranium Properties

In connection with its ongoing uranium exploration programs in Argentina, the Issuer has also negotiated options to acquire an interest in additional cateos in the provinces of Chubut, Salta and Jujuy Provinces as follows:

1.

pursuant to an option agreement dated May 29, 2007 between the Issuer and two South American individuals, as accepted by the vendors on May 30, 2007, the Issuer has the option to acquire a 100% interest in and to one cateo in Jujuy Province in consideration of the issuance of an aggregate of 200,000 shares, as to 100,000 shares 30 days after TSXV acceptance of the agreement and the balance of 100,000 shares on the first anniversary of the date of such acceptance;

2.

pursuant to an option agreement dated May 29, 2007 between the Issuer and two South American individuals, as accepted by the vendors on July 30, 2007, the Issuer has the option to acquire a 100% interest in and to three cateos in Chubut Province in consideration of the issuance of an aggregate of 160,000 shares, as to 80,000 shares 30 days after TSXV acceptance of the agreement and the balance of 80,000 shares on the first anniversary of the date of such acceptance;

3.

pursuant to an option agreement dated May 29, 2007 between the Issuer and an Uruguayan corporation, as accepted by the vendor on July 30, 2007, the Issuer has the option to acquire a 100% interest in and to one cateo in Salta Province in consideration of the issuance of an aggregate of 200,000 shares, as to 100,000 shares 30 days after TSXV acceptance of the agreement and the balance of 100,000 shares on the first anniversary of the date of such acceptance; and

4.

pursuant to an option agreement dated May 29, 2007 between the Issuer and the shareholders of an Argentinean corporation, as accepted by the vendors on July 30, 2007, the Issuer has the option to acquire 100% of the shares of the Argentinean company, which holds five cateos Chubut.  In order to acquire the shares, the Issuer is required to pay the vendors USD 50,000 and issue an aggregate of 1,000,000 shares to them.  Payment of the USD 50,000 and the issuance of the initial 100,000 shares is due 30 days after TSXV acceptance of the agreement, with the balance of the shares being issued as to 100,000 shares six months after the acceptance date, 100,000 shares on the first anniversary of the acceptance date, 250,000 shares eighteen months after the acceptance date and the last 450,000 shares on the second anniversary of the acceptance date.

Each of these option agreements is subject to acceptance for filing by the TSXV.

Qualified Person & QA/QC Controls

James M. Dawson, P. Eng., the Issuer’s consulting geologist and a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this material change report.  Mr. Dawson is not independent of the Issuer by virtue of being a shareholder and the holder of stock options.

The Issuer’s work programs are supervised by James M. Dawson, the Issuer’s consulting geologist, and Scott Heffernan, P.Geol., the Issuer’s Chief Geologist, who are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project rigorously collect and track samples which are then sealed and shipped to Alex Stewart Assayers (ASA) for analysis.  ASA’s quality system complies with the requirements for the International Standard ISO 9001:2000.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ASA for additional quality control.  Laboratory results are received in parts per million uranium.  Laboratory results are received in parts per million uranium.  The conversion factor used to convert parts per million uranium to pounds per short ton U3O8 is 1.179, which was verified with the Saskatchewan Research Council (ppm uranium x 1.179 = ppm U308; 10,000 ppm uranium = 1% = 20 lbs/ton uranium).

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding the timing of future activities by the Issuer, future anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, business and financing plans, potential mining scenarios, the success of mineral processing procedures, business trends and future operating costs and revenues.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Issuer’s inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer’s inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.  The reader is referred to the Issuer’s current 20F for a more complete discussion of such risk factors and their potential effects.

All of the Issuer’s public disclosure filings may be accessed via www.sedar.com and www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

This material change report is not, and is not to be construed in any way as, an offer to buy or sell securities in the United States.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Hendrik Van Alphen, President & CEO

Business Telephone No.:  (604) 331-0096

Item 9.	Date of Report

August 1, 2007